Graubard Miller

The Chrysler Building

405 Lexington Avenue, 19th Floor

New York, New York 10174

(212) 818-8800

November 22, 2006

VIA FEDERAL EXPRESS

Mary K. Fraser, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

Diagnostic Imaging International Corp.
Form SB-2 Registration Statement
File No. 333-136436

Dear Ms. Fraser:

On behalf of the company, Diagnostic Imaging International Corp. (“ Company”), I respond as follows to the Staff’s comments received by letter dated September 1, 2006, relating to the above-captioned Form SB-2, filed August 9, 2006.  Please note that the requested supporting materials for some of the items included in the disclosure are being sent to you by Federal Express as requested.  They are being sent at the time of the filing.

Comments applicable to the entire filing

1.

Please disclose in the prospectus whether the terms of the private placements require you to register the shares for resale.  If so, please also explain, in the prospectus, why you went forward with the private placement as you were going to realize proceeds that were significantly less than the cost o£ registering the shares.  If registration is not required, please explain, in the prospectus, why you are registering the shares in light of the ($70,000) cost of the offering.

There has been added to the “selling stockholder” section an explanation of why the company is willing to undertake the registration of its securities.

2.

Please delete the legend at the top of each page of the registration statement that states "As filed with the Securities and Exchange Commission on November 13, 2000."

The filing of the Amendment has removed the header referred to above.

Mary K. Fraser, Esq.

Securities and Exchange Commission

November 22, 2006

3.

We note that prior to August of 2005, your company was known as Galloway Investments Corp. We are unable to locate any discussion of the business that Galloway Investments Corp. was. engaged in or why its name was changed. Item 101(a) of Regulation SB requires that you describe the business development of your company and/or its predecessor during at least the last three years.  Please revise the document to provide this information.  We may have further comment after reviewing your response.

There has been added to the “Summary – Generally about us” further description of the original business purpose of the company and its change of business focus in 2005.

4.

Although all your operations are intended to be in Canada, you are registering your shares for resale in the U.S. Americans will not be familiar with the way the Canadian national health system works. Please expand your document to include a reasonably detailed discussion in the "Business" section and summarize it in the "Summary."  Your discussion should explain how the federal and provincial regulatory schemes interrelate, and describe who owns the various types of medical facilities.

The Summary and Business Sections have been expanded to discuss in greater detail the way the Canadian national health system works.

Prospectus Cover Page

5.

Please indicate whether any market makers have applied or have expressed an interest in applying to quote your shares on the OTC Bulletin Board.

There has been added to the cover page and the risk factors, a statement that no market makers or broker dealers have applied or have expressed an interest in applying to quote the common stock.

Summary-page 3

6.

You say that you will need to raise approximately $10 million to fund the startup of your first three MRI clinics.  Please briefly disclose what expenses you are including in this figure, and why you believe that it will be adequate.  We note that disclosure on page 19 indicates that MRI machines, alone, vary in price from $2.1 million to 4.0 million, depending on their "field strength" and building renovations could cost from $500,000 to $1 million depending on the location and size of the facility.

The Summary and Business Sections have been revised to indicate that the overall estimate for a facility is $3,200,000 and clear up the discrepancies in the estimates.

Mary K. Fraser, Esq.

Securities and Exchange Commission

November 22, 2006

7.

Identify the provinces in which you intend to locate your facilities and explain why they were selected.

In the business section the reason for the selection of the locations of the first facilities is discussed.

Risk Factors – page 4

8.

Please include additional risk factors that address the following issues:

•

The fact that the president and sole employee of the company has no experience in the diagnostic imaging industry;

•

The fact that the type of diagnostic imaging you propose to do is available free to Canadian citizens through the Canadian healthcare system;

•

The fact that you have a single person serving as the company’s sole director, executive officer and employee;

•

That the pricing models you have used in your calculations may not be an accurate gauge of future prices necessary to operate an imaging facility profitably at the point in the future that you open such a facility;

•

The fact that the Romanow Commission issued a report in November of 2002 recommending to the Canadian government that private diagnostic imaging clinics of the type you propose to develop be banned.

Each of the above issues has been addressed by adding and modifying risk factors.

9.

It is unclear from the disclosure in the prospectus as to whether the government will pay you for those services you provide that are covered by the national healthcare system. Please consider including a risk factor that addresses your ability to participate in the national health care delivery system and whether the fee for service system applies to the services you will provide. If your ability to participate in the system is limited, please describe how your potential revenue stream will be affected.

We have made clear in a number of places, including the summary that the company will be operating in the private pay and private insurance markets.  There is no statement or implication of a statement that the company would be eligible for government payments.  Therefore, there is no risk as such.  What the risk may be, which is in the risk factors, is that government schemes may affect our operations and pricing.

Mary K. Fraser, Esq.

Securities and Exchange Commission

November 22, 2006

Loss of Mr. Richard Jagodnik, our President and Chairman of the Board of Directors and failure to attract qualified managers, technologists and salespersons could limit our growth and negatively impact our operations. - page 4

10.

It appears that this risk factor is actually addressing two separate risks.  One relates to the loss of Mr. Jagodnik and the other relates to your potential inability to attract professionals to staff your facilities. Please separate the current risk factor into two separate factors under appropriate subheadings.

The referenced risk factor has been separated.

11.

The biographical information provided for Mr. Jagodnik in the "Management" section of the document does not contain any information indicating that Mr. Jagodnik has been employed in the diagnostic imaging industry, or has any knowledge or experience in that industry.  It appears that the risk you intend to describe may be that the company will go out of business without Mr. Jagodnik's efforts.  Please revise it accordingly.

The risk factor about Mr. Jagodnik has been adjusted to make clear the reliance on his skills and that fact that his familiarity with the diagnostic industry is limited and recent which is as reflected in his biography.

The market for diagnostic imaging services and systems is competitive - page 5

12.

Please revise the subheading and the body of this risk factor to identify a specific risk and its potential adverse consequences. You also need to include an adequate factual context in the risk factor. It does not appear appropriate to describe the market for diagnostic and imaging services in Canada as "competitive," or the Canadian government run healthcare system as your "major" competitor, without explaining how you are using the term in this context.  Since Canadians are entitled to free diagnostic and imaging services when medically necessary, and insurance is either not available or limited, it is unclear why you believe that Canadians will be willing to pay for these services out of pocket.  It appears to us that the risk is that Canadians will be unwilling to pay you for services that they are entitled to receive for free.  Accordingly, your revised risk factor should explain how you plan to compete in this environment, and why you believe that Canadians will be willing to pay.

The risk factors about competition have been revised.

Mary K. Fraser, Esq.

Securities and Exchange Commission

November 22, 2006

Managed care organizations may prevent healthcare providers from using our services which could cause us to lose prospective clients. -page 5

13.

It is unclear what role "managed care plans" play in the Canadian healthcare system. Your risk factor should be revised to explain this.  Further, your risk factor refers to the "proliferation" of such plans but we are unable to find a discussion of this in the "Business" section of the document.  Please provide a reasonably detailed discussion of the role of managed care plans in the Canadian healthcare system in the Business section.

The risk factor about managed care organizations has been revised.

Changes in the rates or methods of reimbursements for diagnostic imaging services could result in reduced demand and harm to our financial position. - page 5

14.

Please revise the risk factor to describe the role that third-party payors currently play in the Canadian national healthcare system.  The revised disclosure should include the percentage of Canadians covered by such payors and should explain what methods of reimbursement are currently used.  Our understanding is that the national government is the sole payor and that private insurance is prohibited in most or all of the provinces except in very limited circumstances.

The risk factor has been changed to indicate that third party payors are insignificant in the Canadian national healthcare system.  Other disclosure in the business section has also been changed.

We may be unable to effectively maintain our imaging systems or generate revenue when our items are not working. - page 5

15.

Since you do not yet own any systems, it is unclear what your basis is for saying that repairs to one of your systems could take up to two weeks. It is also unclear what your basis is for saying that your "anticipated" warranties and maintenance contracts `will not fully compensate us for loss of revenue." This implies that the equipment manufacturer will pay you for revenues lost if the equipment is not working. Please revise the risk factor to include your factual basis for these statements.

The risk factor has been revised to indicate the basis for the maintenance statements and corrected in respect of the warranty contracts.

Mary K. Fraser, Esq.

Securities and Exchange Commission

November 22, 2006

Complying with governmental and provincial regulations is an expensive and time-consuming process, and any failure to comply could result in substantial penalties. - page 6

16.

The information in this risk factor is too vague and generic to be informative.  Please expand the risk factor to identify the types of regulations you will be subject to and provide some sense of the timeframe involved in obtaining the necessary approvals.  Since you currently intend to open only two or three clinics, you should provide brief discussions of the relevant provincial requirements in the specific provinces you intend to locate in. A more detailed discussion should be included in the business section.

This risk factor has been revised.  The business discussion has also been expanded.

17.

You say that your risk of being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or in the courts, any their provisions are open to a variety of interpretations.  Please identify the most significant if these and include a more detailed discussion in the body of the prospectus.

The risk factor has been revised.  The business discussion has also been expanded.

Healthcare reform legislation could limit the prices we can charge for our services, which would reduce our revenues and harm our operating results. -page 7

18.

Please expand this risk factor to identify and briefly describe the most significant initiatives at the federal and provincial levels.  You should provide a more detailed discussion in the "Business" section.

The business section has been expanded to discuss the initiatives of the federal and provincial levels.  These initiatives are not really risks, but are factors to be aware of.  Therefore, only the general business discussion has been expanded.

If we fail to comply with various licensure certification and accreditation standards we maybe subject to loss of licensure certification or accreditation which would adversely affect our operation. - page 7

19.

Please provide a more robust discussion about the types of licensure, certification and accreditation standards you reference and your intentions regarding applying for them.  You should identify the specific requirements you will have to meet in the three provinces you intend to operate in.

The risk factor has been expanded.  The licensing in the three provinces is generally the same which has been indicated elsewhere in the risk factors.

Mary K. Fraser, Esq.

Securities and Exchange Commission

November 22, 2006

We have not identified any sources of capital, the absence of which may prevent us from implementing our business plan.--page 7

20.

Please discuss your timeframe for obtaining capital as well as the options available to you.  You should also discuss the adverse consequences to investors that could potentially arise from selecting one form of financing over another, and identify the steps you will take to locate capital.

The risk factor has been expanded and revised.

There can be no assurance that a sustained public market will develop for the common stock. page 7

21.

Please revise the subheading to more accurately state that it is unlikely a sustained public market will develop for your common stock, and that investors should be prepared for the possibility that they may not be able to resell their stock, or resell it at a pace higher than they paid for it.

The risk factor heading has been revised to reflect the above comment.

Because the common stock of Diagnostic Imaging will be deemed “penny stock” under the Securities and Exchange Act, investors bear the risk of not being able to readily resell the shares acquired in the offering in the public markets. -page 8

22.

Please expand the risk factor to explain what an "accredited investor" and a "covered transaction" are and briefly describe the requirements imposed on broker-dealers who resell your shares.  You should also briefly describe what a "suitability determination" is and what the mandated disclosures consist of.

The risk factor has been expanded to reflect the above comment.

Plan of Operations and Management’s Discussion and Analysis – page 10

23.

In the last paragraph of page 11 you indicate that the cost of an NM machine varies with the "field strength."  Please explain what field strength is.  Also explain what a "UPS back up" is.

The Plan of Operations has been amended to include a explanation of what field strength is.  UPS is universal power supply, which has been clarified in the discussion.

24.

Please discuss the differences between machine of different field strengths and the procedures that they can be used for.  Also discuss how you will decide on what field strength machine to purchase.

Mary K. Fraser, Esq.

Securities and Exchange Commission

November 22, 2006

The differences have been mentioned.  In the business section, under Capital and Facility requirements, there has been added lengthy discussion about the fields of strength and what prompts a decision for one versus another.

Business -- page 13

Proposed Operations -page 13

25.

Throughout this section and the remainder of the prospectus you have made a number of claims regarding the market for your proposed services. Please provide factual support for each of these claims.  Mark the supporting document to show the location of the information you are relying on and tie the support to the specific claim in the prospectus that it supports. Here are some examples of, but not all of, the claims that require factual support:

•

“Waiting lists are long and there is widespread public dissatisfaction with the current services provided." - page 13

•

"Based on existing MRI clinics per population and provincial restrictions, we believe that Vancouver, British Columbia and Winnipeg, Manitoba are the best locations for the start-up of our diagnostic imaging clinics." - page 13

•

"This procedure is 5-10 times more accurate than anything else available including the CT scan." - page 14

•

"Due to capital acquisition costs and a shortage of trained staff to operate and maintain these machines, waiting lists for MRI scans in Canada have become lengthy.

•

"PET scans are 93% accurate in detecting the spread of lung cancer, compared to 63% for CT scans."

•

"We have conducted a survey of clinics throughout Canada and developed an . informal body of data about the current prices for similar services provided by private clinics. Based solely on this internally developed data, we believe that MRI scan prices range from $535 to $725 depending on the area of the person that is scanned...Based solely on this data, we believe that a PET scan costs approximately $1,900.” -page 15

•

"Currently we believe that private MRI clinics represent 10% of the market for these scans."-page 15

Mary K. Fraser, Esq.

Securities and Exchange Commission

November 22, 2006

•

"In December, 2005, the media reported that more than half of Canadians indicate that they have no problem with a larger role for private health care. At present, nearly one in every three dollars spent on health care in Canada goes to the private sector." -page 18

•

"In Canada there is widespread public dissatisfaction with wait times for diagnostic imaging in public hospitals.  Waiting lists are long, staffing is poor and the funding is either inadequate or not being allocated in the most optimal way." - page 18.

The above items have been documented and the support has been provided supplementally to the Staff through Edgar under Correspondence with this letter.

The Romanow Report - page 16

26.

Please include a reasonably detailed discussion of the provisions of the September, 2005 agreement with the provinces to invest an extra $18 billion in health care over the next six years.

The discussion about the Romanow Report has been expanded.

Capital and Facility Requirements - page 19

27.

In the first paragraph of page 20 you state that the vendors of NM equipment will do all of the necessary leasehold improvements to the site in order to have it ready for operation.  This is inconsistent with the disclosure on page 11 in the "Plan of Operations” section.  Please reconcile the inconsistencies.

The inconsistencies have been reconciled and Plan of Operations corrected.

28.

You state that an MRI maintenance agreement costs approximately $160,000 per year and discuss what is contained in such an agreement in terms that suggest that the cost and content of such an agreement are standardized.  Please disclose the source of this information.  It would appear to us that the terms of such an agreement would vary by vendor and be negotiated, so it is unclear as to how you can be so specific about the cost and contents of such an agreement without actually having one.  Please explain.

The disclosure has been adjusted to give a range.

Mary K. Fraser, Esq.

Securities and Exchange Commission

November 22, 2006

Government Regulation - page 21

29.

Please expand the disclosure to describe, in reasonable detail, the applicable governmental regulations affecting your ability to open and operate a diagnostic imaging facility.  Your current discussion of governmental regulation does not identify or discuss any of the applicable regulations.

The business discussion concerning Government Regulation has been expanded.  It discusses the Romanow report in greater detail, the private insurance and managed care options, and the Canada health acts in greater detail.

30.

Please also expand the disclosure to identify and discuss the specific reform initiatives referenced in the third paragraph of page 21.  The discussion should include the current status of each of these proposals and should also include proposals in the provinces in which you intend to operate.

The reform initiatives have been expanded and the current status has been discussed.

Competition-page 21

31.

We do not understand why your discussion only addresses the number of MRI private clinics and does -lot include public MRI facilities. It would appear that public facilities would be your primary source of competition.  Also, please tell us why you believe the number of facilities, by itself, is useful information.  It would appear that the size of the population served, and the number of machines available, as opposed to the number of clinics, would be the relevant information as to whether there was a potential market for your products.  Also, please tell us and disclose in the document whether you considered the extent of utilization of the current facilities in determining whether there is a need for additional facilities in the cities in which you intend to locate your facilities.

The business disclosure and the risk factors, where pertinent, have been focused more on the fact that the company will be operating in the private pay and private insurance reimbursement spheres.  Moreover, because of the problems of the Canadian health care system, the company believes that there exists a need.  Therefore, it is not an issue that there is public service available for free that creates a competitive factor.  Competition is considered by the company to arise only once a person makes a decision to leave the public service and then faces the question of where to go, costs, time issues, etc, which are all addressed in the risk factors and business discussion.

32.

Please disclose how you determined that your first two clinics will be located in Vancouver and Winnipeg.  In light of the fact that your research located five private MRI clinics in Vancouver, please also explain why you believe that there is a market there for additional facilities.

Mary K. Fraser, Esq.

Securities and Exchange Commission

November 22, 2006

The reason for selecting particular markets as the sites for the initial facilities has been added to the disclosure.

Properties - page 22

33.

W e note that you did not record an expense for the office space and office services provided by the executive officer of the Company for your principal executive office.  Please tell us the fair value of both the office space and office services and how the fair values were determined.

The section has been revised to indicate the fair value of the space and services.

Management -page 22

34.

Please disclose the percentage of Mr. Jagodnik's time that is spent on company business.

The section has been revised to include an estimate of the amount of time Mr. Jagodnik spends.

Executive Compensation

Certain Relationships and Related Transaction, page 23

35.

We note that the shares issued to Mr. Richard Jagodnik for management services on April 26, 2006 were valued at $0.001 per share.  This appears to be considerably lower than the $0.15 fair value of the shares issued during your private placements and the $0.15 proposed offering price per the registration statement.  Paragraph 7 of SFAS 123(R) states that share-based payment transactions with employees should be measured based on the fair value of the equity instruments issued and not the service received. Please tell us the fair value of the shares at the time of issuance to Mr. Jagodnik and discuss the significant factors contributing to the difference between the fair value of this issuance and the fair value as of the date of each private placement issuance and the estimated IPO price.

The registration statement has been modified to reflect the basis for the value of the shares issued to Mr. Jagodnik.

Selling Stockholders -page 25

36.

Please tell us what Mr. Jagodnik’s relationship is to Kim Jagodnik and Teresa Jagodnik. We may have further comment.

The two persons are sisters of Mr. Jagodnik.  This has been footnoted to the table.

Mary K. Fraser, Esq.

Securities and Exchange Commission

November 22, 2006

Plan of Distribution - page 28

37.

Please rewrite this section as well as the second paragraph of the prospectus cover page so that the disclosure in both places is consistent with your stated intent to fix the price of the shares at $.15 per share until a trading market exists for the shares.

The cover and “plan of distribution” sections have been amended to reflect the above comments.

Where You Can Find Additional Information – page 30’

38.

You have provided incorrect addresses for the Securities and Exchange Commission offices.  Please revise to include the correct ones.

The addresses and other information in this section has been corrected.

Report of Independent Auditors, page F-2

39.

We note in Note 6. Going Concern, that you disclose that there is substantial doubt as to your ability to continue as a going concern.  It would appear that this determination would require the auditors to modify their report to include a going concerti explanatory paragraph.  Please tell us why your auditors believe an explanatory paragraph is not needed, specifically referencing AU Section 341.  In addition, please expand your footnote to include the disclosure required by AU Section 341.10.

There has been added an explanatory paragraph.

Consolidated Financial Statements

40.

Please provide updated financial statements and financial information throughout the filing pursuant to Rule 310(g) of Regulation S-B.

The financial statements have been updated.

Consolidated Statement of Changes in Stockholders’ Equity, page F-5

41.

In accordance with paragraph 11.d of SFAS 7, please revise your Statement of Changes in Stockholders” Equity to show the equity activity from the enterprise’s inception of March 14, 2002.

The Statement of Changes in Stockholders Equity has been revised.

Mary K. Fraser, Esq.

Securities and Exchange Commission

November 22, 2006

Statement of Cash Flows, page F-6

42.

It appears that the proceeds from the sale of your stock are incorrectly disclosed in the "Proceeds From Sale of Available-For-Sale Securities" li.ne item per the Statement of Cash Flows.  Please revise your cash flow statement accordingly.

The Statement of Cash Flows has been revised to reflect the receipt of the proceeds from the sale of Company stock in the Financing activity section of the Statement of Cash Flows and deleted from the Investing section.

Notes to Consolidated Financial Statements

Note 1. Organization and Summery of Significant Accounting Policies

Principles of Consolidation, page F-7

43.

You state that you own wholly-owned and majority-owned subsidiaries.  Please disclose what wholly-owned and majority-owned subsidiaries you own and what percentage ownership you have in each subsidiary.

The footnote has been clarified to indicate that the company has no subsidiaries.

Note 3.  Income Taxes, page F-8

44.

Please provide us your analysis of paragraphs 23 and 24 of SFAS 109 to determine that a valuation allowance need not be established.

The footnote about income taxes ahs bee revised.

Consolidated Financial Statements for the quarterly period ended March 31, 2006, page F-11

45.

Please label your interim financial statements and the related notes to financial statements as unaudited.

The interim financial statements and related notes have been labeled as unaudited.

Consolidated Statement of Changes in Stockholders” Equity, March 31 2006, page F-13

46.

Please revise your Statement of Changes in Stockholders” Equity to disclose the equity activity from inception, disclosing the equity activity between each fiscal year end and the period from the latest fiscal year end (12/31/05) to the interim balance sheet date.

The statement has been revised.

Mary K. Fraser, Esq.

Securities and Exchange Commission

November 22, 2006

Part II

Item 26.

47.

Please disclose the information required by Item 701 of Regulation SB applicable to the sale of two million shares to Mr. Bernard Jagodnik.

Item 701 requires disclosure about the sale of securities by the small business issuer sold with in the three years prior to the date of the registration statement.  Mr. Bernard Jagodnik did not purchase his shares from the company.  He bought them on an off market basis from the prior owners of the company.  The prior owners of the company acquired the shares from the issuer in early 2002.  It is disclosed in the beneficial stockholders table that Mr. Bernard Jagodnik’s purchase was from the prior owners of the company.

Very truly yours,

/s/ Andrew D. Hudders

Andrew D. Hudders

ADH:kab

Enclosures